

March 24, 2011

Mr. Ronald D. Croatti
President and Chief Executive Officer
UniFirst Corporation
68 Jonspin Road
Wilmington, Massachusetts 01887

> **Re:** **UniFirst Corporation**
> **Form 10-K for the Year Ended August 28, 2010**
> **Filed October 27, 2010**
> **File No. 001-08504**

Dear Mr. Croatti:

We have reviewed your supplemental response dated March 22, 2011 and have the following comment.

Please respond to this letter within ten business days and indicate that you will comply with our comment in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comment applies to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

Definitive Proxy Statement

Executive Compensation

Outstanding Equity Awards at Fiscal Year-End – 2010

1. We note your response to comment two from our letter dated February 24, 2011. However, because the 350,000 share restricted stock award reported in your table is no longer subject to performance-based conditions, but instead remains subject to service-based vesting, the award should be reported under the "Number of Shares of Stock That Have Not Vested" column. See Question 122.03 of Regulation S-K's Compliance and Disclosure Interpretations, available on our website at

http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. Please confirm your understanding in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ John Harrington for
Larry Spirgel
Assistant Director